Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated January 28, 2021, except for Note 17 which is as of August 31, 2021, with respect to the consolidated financial statements and financial statement schedule of SYNNEX Corporation and subsidiaries (the Company) incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated January 28, 2021, except for Note 17 which is as of August 31, 2021, refers to a change in the Company’s method of accounting for leases as of December 1, 2019 due to the adoption of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Santa Clara, California

September 2, 2021